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ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct +1 617 275 8365 Fax

July 27, 2020

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 806 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to me and Christopher Dotson of Dechert LLP during a recent telephonic discussion on July 6, 2020 with respect to your review of Post-Effective Amendment No. 806 to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on May 22, 2020. PEA No. 806 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of: (i) changing the investment objective for each of the Goldman Sachs Global Core Fixed Income Fund (formerly, the Goldman Sachs Global Income Fund), Goldman Sachs Core Fixed Income Fund, Goldman Sachs Bond Fund, and Goldman Sachs Investment Grade Credit Fund; (ii) incorporating disclosure relating to the use of reverse repurchase agreements in the principal investment strategy and principal risks for each of the Goldman Sachs Bond Fund, Goldman Sachs Core Fixed Income Fund, Goldman Sachs Global Core Fixed Income Fund, Goldman Sachs Government Income Fund, Goldman Sachs Short Duration Government Fund, Goldman Sachs Income Fund, Goldman Sachs Short Duration Income Fund, Goldman Sachs Strategic Income Fund, Goldman Sachs High Quality Floating Rate Fund, and Goldman Sachs U.S. Mortgages Fund; and (iii) incorporating other changes to the principal investment strategy for the Goldman Sachs Global Core Fixed Income Fund. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.

Comment: Please respond to our comments in writing and file the responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the Registrant’s response, please provide revised disclosure with your letter. Please allow the SEC staff (the “Staff”) sufficient time to review the Registrant’s response prior to filing the 485(b) filing. For brevity, we have not repeated our comments. Please consider how our comments may apply to similar disclosures and revise throughout.

Response: We acknowledge the comments and have addressed them accordingly.

2.

Comment: We note that significant market events have occurred because of the COVID-19 pandemic. Please consider whether the Funds’ disclosure, including risk disclosure, should be revised based on how these events may impact each Fund and its investments. If the Registrant believes that no additional disclosure is warranted, please explain supplementally.

Response: The Registrant respectfully believes that each Fund’s disclosure sufficiently addresses the COVID-19 pandemic. The Registrant has assessed the potential risks associated with the COVID-19 pandemic on each Fund and its portfolio and determined that these risks are appropriately disclosed in the Fund’s prospectuses and SAI. For example, the “Summary – Principal Risks of the Fund – Market Risk” section of each Fund’s prospectuses discloses that “[e]vents such as war, acts of terrorism, social unrest, natural disasters, the spread of infectious illness or other public health threats could also significantly impact the Fund and its investments.” (emphasis supplied). Furthermore, the “Risks of the Funds” section of each prospectus further expands upon these risks. For shareholders that wish to receive additional information about each Fund and its investment policies and risks, the SAI is available. The SAI specifically references the COVID-19 pandemic and related risks (e.g., “the occurrence of, among other events, natural or man-made disasters, severe weather or geological events, fires, floods, earthquakes, outbreaks of disease (such as COVID-19, avian influenza or H1N1/09), epidemics, pandemics, malicious acts, cyber-attacks, terrorist acts or the occurrence of climate change, may also adversely impact the performance of a Fund. Such events may result in, among other things, closing borders, exchange closures, health screenings, healthcare service delays, quarantines, cancellations, supply chain disruptions, lower consumer demand, market volatility and general uncertainty. Such events could adversely impact issuers, markets and economies over the short- and long-term, including in ways that cannot necessarily be foreseen. A Fund could be negatively impacted if the value of a portfolio holding were harmed by such political or economic conditions or events.”) For these reasons, the Registrant respectfully declines to make any changes in response to this comment.

3.	Comment: Please reorder the principal risks of the Funds in order of importance rather than alphabetically. Please refer to ADI 2019-08 Improving Principal Risks Disclosure.

Response: The Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Registrant believes that the current disclosure adequately and clearly describes the principal risks of investing in the Funds. In addition, the importance of each risk will change over time, based on a variety of economic, market and other factors. Furthermore, the Registrant respectfully notes that the following disclosure is included with respect to each Fund at the beginning of the Fund’s “Summary—Principal Risks” section of its prospectus:

“The Fund’s principal risks are presented below in alphabetical order, and not in the order of importance or potential exposure.”

4.

Comment: Under the “Summary–Principal Strategy” and “Investment Management Approach–Principal Investment Strategies” sections, we note that multiple Funds disclose that the Funds’ target duration under normal interest rate conditions will approximate that of the Funds’ benchmarks. Please consider revising the Funds’ risk disclosure to discuss how the Funds may be impacted by the current environment of low interest rates.

Response: The Registrant respectfully believes that the disclosure sufficiently discloses the risks related to interest rates, including low interest rates. Nevertheless, the Registrant has revised the Funds’ disclosure in the “Risks of the Funds” section of each prospectus consistent with this comment. The revised disclosure is provided below.

Interest Rate Risk—When interest rates increase, fixed income securities or instruments held by a Fund will generally decline in value. Long-term fixed income securities or instruments will normally have more price volatility because of this risk than short-term fixed income securities or instruments. A wide variety of market factors can cause interest rates to rise, including central bank monetary policy, rising inflation and changes in general economic conditions. The risks associated with changing interest rates may have unpredictable effects on the markets and a Fund’s investments. Fluctuations in interest rates may also affect the liquidity of fixed income securities and instruments held by a Fund.

Interest rates in the United States are currently at historically low levels. Certain countries have experienced negative interest rates on certain fixed-income instruments. Very low or negative interest rates may magnify interest rate risk. Changing interest rates, including rates that fall below zero, may have unpredictable effects on markets, may result in heightened market volatility and may detract from Fund performance to the extent a Fund is exposed to such interest rates and/or volatility.

5.

Comment: With respect to multiple Funds, we note that the disclosure relating to reverse repurchase agreements in the “Summary–Principal Strategy” sections of the Funds’ prospectuses appears to be identical to disclosure in the “Investment Management Approach–Principal Investment Strategy” sections of the Funds’ prospectuses. Please consider elaborating on this disclosure within the “Investment Management Approach–Principal Investment Strategy” sections. See IM Guidance Update 2014-08.

Response: The Registrant has revised the Funds’ disclosure consistent with this comment. The revised disclosure for the Goldman Sachs U.S. Mortgages Fund in response to this comment is provided in Exhibit A attached hereto. The revised disclosure is marked to show changes made to the “Summary–Principal Strategy” and the “Investment Management Approach–Principal Investment Strategy” sections of the Goldman Sachs U.S. Mortgages Fund’s prospectuses in response to this comment.

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at 202.261.3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Lindsey C. Edwards, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP

Exhibit A

“Summary–Principal Strategy” Section – First Two Paragraphs:

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) (“Net Assets”) in securities representing direct or indirect interests in or that are collateralized by adjustable rate and fixed rate mortgage loans or other mortgage-related securities (“Mortgage-Backed Securities”) of U.S. issuers, including agency issued Mortgage-Backed Securities (“Agency Mortgage-Backed Securities”). A U.S. issuer is an issuer economically tied to the United States. The Fund may also invest in mortgage dollar rolls, other securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises (“U.S. Government Securities”), asset-backed securities (including collateralized loan obligations (“CLOs”)) and foreign securities. The Fund also intends to invest in derivatives, including (but not limited to) interest rate futures, interest rate swaps and credit default swaps, primarily to manage the Fund’s duration, hedge the Fund’s portfolio risks, and/or gain exposure to certain fixed income securities.

~~The Fund may also enter into reverse repurchase agreements, which involve the sale of securities held by the Fund subject to an agreement to repurchase them at a mutually agreed upon date and price (including interest). These transactions enable the Fund to finance the acquisition of investments when the Fund may not otherwise have cash available to finance such purchases. The Fund may enter reverse repurchase agreements when the Investment Adviser expects that the income to be earned from the investment of the transaction proceeds to be greater than the interest expense of the transaction. Reverse repurchase agreements may also be entered into as a temporary measure for emergency purposes or to meet redemption requests.~~

The Fund may gain exposure to Agency Mortgage-Backed Securities through several methods, including by utilizing to-be-announced (“TBA”) agreements in Agency Mortgage-Backed Securities or through the use of reverse repurchase agreements. TBA agreements for Agency Mortgage-Backed Securities are standardized contracts for future delivery of fixed-rate mortgage pass-through securities in which the exact mortgage pools to be delivered are not specified until shortly before settlement. A reverse repurchase agreement enables the Fund to gain exposure to specified pools of Agency Mortgage-Backed Securities by purchasing them on a forward settling basis and using the proceeds of the reverse repurchase agreement to settle the trade.

“Investment Management Approach–Principal Investment Strategy” Section– First Two Paragraphs:

The Fund invests, under normal circumstances, at least 80% of its Net Assets in Mortgage-Backed Securities of U.S. issuers, including Agency Mortgage-Backed Securities. Shareholders will be provided with sixty days notice in the manner prescribed by the SEC before any change in the Fund’s policy to invest at least 80% of its Net Assets in the particular type of investment suggested by its name. The Fund may also invest in mortgage dollar rolls, U.S. Government Securities, asset-backed securities (including CLOs) and foreign securities. The Fund also intends to invest in derivatives, including (but not limited to) interest rate futures, interest rate swaps and credit default swaps, primarily to manage the Fund’s duration, hedge the Fund’s portfolio risks, and/or gain exposure to certain fixed income securities. For example, where the Fund invests in an obligation that has a duration outside the Fund’s target duration range (as discussed further below), the Fund may invest in derivatives as a way to mitigate the impact of that obligation on the overall duration of the Fund’s portfolio.

The Fund may ~~also enter into~~gain exposure to Agency Mortgage-Backed Securities through several methods, including by utilizing TBA agreements in Agency Mortgage-Backed Securities or through the use of reverse repurchase agreements~~, which~~. TBA agreements for Agency Mortgage-Backed Securities are standardized contracts for future delivery of fixed-rate mortgage pass-through securities in which the exact mortgage pools to be delivered are not specified until shortly before settlement. In TBA agreements for Agency Mortgage-Backed Securities, the buyer and seller agree upon general trade parameters such as the issuer, maturity, coupon, face value, price and settlement date. The actual pools of mortgages to be delivered typically are announced two days prior to the settlement date; however, in most instances, the Fund will not take delivery of the pools of mortgages, but will instead participate in rolling TBA agreements, in which it exchanges a near settlement TBA agreement for a TBA agreement with a later settlement date. Reverse repurchase agreements involve the sale of securities held by the Fund subject to an agreement to repurchase them at a mutually agreed upon date and price (including interest). These transactions enable the Fund to ~~finance the acquisition of investments when the Fund may not otherwise have cash available to finance such purchases~~gain exposure to specified pools of Agency Mortgage-Backed Securities by purchasing them on a forward settling basis and using the proceeds of the reverse repurchase agreement to settle the trade. The Fund may enter into reverse repurchase agreements when the Investment Adviser expects that the ~~income~~return to be earned from the investment of the transaction proceeds to be greater than the interest expense of the transaction. Reverse repurchase agreements may also be entered into as a temporary measure for emergency purposes or to meet redemption requests.